Exhibit (a)(5)(E)

August 25, 2003

Subject Line:	Stock Option Exchange Program Expires; Novadigm Accepts and Cancels Options to Purchase 2,329,945 Shares of Common Stock

Results of the Option Exchange Program

Novadigm’s stock option exchange program expired at 12:00 midnight, Eastern time, on Friday, August 22, 2003. We have accepted for exchange and canceled all eligible options tendered in the option exchange program, which represent options to purchase an aggregate of 2,329,945 shares of our common stock (56% of the shares subject to options eligible to be tendered in the program) held by 200 employees.

Acceptance of Tendered Options

If you have tendered options in the program that have been accepted for exchange, you will receive shortly a letter from us informing you of our acceptance and cancellation of your tendered options and describing the new options that we expect to grant to you, subject to the terms and conditions of the Offer to Exchange, as amended. We expect to grant new options on or about Thursday, February 26, 2004.

Information Regarding the Results of the Option Exchange Program

For additional information about the results of stock option exchange program, you may contact Robert Rafferty, our Vice President – Human Resources, at One International Blvd., Mahwah, New Jersey 07495, telephone: (201) 512-7918, facsimile: (201) 512-1118, or email: rrafferty@novadigm.com.